UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014.

Commission File Number 001-35307

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         TASMAN METALS LTD.
                         (Registrant)

Date _May 20, 2014                    ___                                                                                        By   /s/ Mark Saxon
                         Mark Saxon, President and CEO

2

T A S M A N   M E T A L S   L T D

________________________________________________________________ Strategic Metals _________________________________________________________________	_________________________________________________________________________________________ Strategic Locations __________________________________________________________________________________________

News Release	May 20, 2014

Tasman And Flinders Mutually Agree to End Merger Negotiations

Vancouver, Canada – Tasman Metals Ltd. (“Tasman”) (TSXV: TSM) (Frankfurt: T61) (NYSE-MKT: TAS) and Flinders Resources Limited (TSXV: FDR) (“Flinders”) announce that negotiations with regard to the previously disclosed potential merger of the two companies (see joint press release dated 12 December 2013) has concluded, with a decision to not proceed.  This decision not to proceed with the merger was taken mutually by the Boards of Directors of both companies, after discussion with various stakeholders including shareholders and customers.

Tasman’s primary focus is the Norra Kärr rare earth element (REE) deposit in central-southern Sweden, one of the world’s largest known heavy REE projects, with additional work underway on the nearby Yxsjöberg tungsten project, historically northern Europe’s largest tungsten producer.  Flinders is developing the Woxna flake graphite deposit in central Sweden, and is on target to become the first TSX Venture Exchange listed company to produce and sell graphite, scheduled for the 3rd quarter 2014.

Mark Saxon, Tasman’s President & CEO states, “With Tasman’s management focused on delivery of a pre-feasibility study on one of the world most significant heavy REE deposits, the Board has chosen to conclude merger discussions with Flinders at this time.  Both companies have numerous milestones over the remainder of 2014 and are reviewing many growth opportunities.  We wish Flinders all the best with the imminent Woxna mine re-start, and will watch Flinders develop with much interest.”

Blair Way, Flinders’ President & CEO states, “With July scheduled for the re-start of graphite production from the Woxna project, it is important that we stay focused to ensure we deliver on this milestone.  We wish Tasman success for their pre-feasibility study on the Norra Kärr rare earth project.”

In addition to developing the above major assets, management of each company continues to review opportunities and assets that can complement existing business strategies and corporate skills.

For additional information, please contact:

Jim Powell
Telephone: +1 647 478 5806

Tasman’s Qualified Person, Mr. Mark Saxon, President and Chief Executive Officer of Tasman, and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists and a qualified person as defined under NI 43-101, has reviewed and verified the contents of this news release.

Flinders’ Qualified Person, Mr. Michael Hudson, a Director of Flinders, a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists and a qualified person as defined under NI 43-101, has reviewed the scientific and technical disclosure in this news release.

HEAD OFFICE:	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street	NYSE MKT : TAS	Kyrkgatan 41
Vancouver, BC V6E 3V7		BODEN 961 35
CANADA	www.tasmanmetals.com	SWEDEN
info@tasmanmetals.com

About Tasman Metals Ltd.

Tasman is a Canadian mineral development company focused on critical metals including Rare Earth Elements (REE’s) and tungsten (W) in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE and tungsten demand is increasing, due to the metals’ unique properties that make them essential for high technology and industry.  Since over 95% of REE and 80% of tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  Tasman’s Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  Tasman is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

About Flinders Resources Limited

Flinders is listed on the TSX Venture Exchange under the symbol FDR and owns 100% of the Woxna Project, a unique and strategic European graphite project in central Sweden.  The Woxna Project, with rated capacity of 10,000+ tonnes per year of flake graphite, operated from 1996 to 2001 when production was halted due to falling graphite prices.  Since then, the Woxna Project has been placed on care and maintenance.

Materially better graphite prices today and forecast growth in graphite demand is why Flinders is in the process of re-starting the Woxna Project.  The Woxna Project is fully permitted and requires moderate capital investment to restart the facility and commence production.  The Woxna Project is unique due to its high quality large graphite flake, long life expandable resource, first class existing infrastructure, potential to upgrade to value added lithium battery graphite and its strategic position within the European Union.

On behalf of the Board of Tasman Metals Ltd., “Mark Saxon” Mark Saxon, President and CEO	On behalf of the Board of Flinders Resources Limited, “Blair Way” Blair Way, President and CEO

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves.

In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that Tasman will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Forward-Looking Information

Certain information in this news release may constitute forward-looking statements or forward-looking information within the meaning of applicable Canadian securities laws and as defined in the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements").  All statements, other than statements of historical fact that address activities, events or developments that Tasman or Flinders believes, expects or anticipates will or may occur in the future are Forward-Looking Statements. Forward-Looking Statements are often, but not always, identified by the use of words such as "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend" and statements that an event or result "may," "will," "can," "should," "could," or "might" occur or be achieved and other similar expressions. Forward-Looking Statements are based upon the opinions and expectations of Tasman and/or Flinders based on information currently available to them. Forward-Looking Statements are subject to a number of factors, risks and uncertainties that may cause the actual results to differ materially from those discussed in the Forward-Looking Statements including, among other things, that neither Tasman nor Flinders has yet to generate a profit from its activities; there can be no guarantee that the estimates of quantities or qualities of minerals disclosed in Tasman's or Flinders’ public record will be economically recoverable; uncertainties relating to the availability and costs of financing needed in the future; competition with other companies within the mining industry; the success of either Tasman or Flinders is largely dependent upon the performance of its directors and officers and its ability to attract and train key personnel; changes in world metal markets and equity markets; mineral reserves are, in the large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized; production rates and capital and other costs may vary significantly from estimates; unexpected geological conditions; delays in obtaining or failure to obtain necessary permits and approvals from government authorities; all phases of a mining business present environmental and safety risks and hazards and are subject to environmental and safety regulation, rehabilitation and restitution costs and Flinders’  decision to restart production at the Woxna Project is based on historical production and a preliminary economic assessment of the project and Flinders has no plans to first complete a pre-feasibility or feasibility study on the Woxna Project, as a result there is an increased risk of technical and economic failure for the project. Although each of Tasman and Flinders believes that the expectations reflected in the Forward-Looking Statements, and the assumptions on which such Forward-Looking Statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on Forward-Looking Statements, as there can be no assurance that the plans, intentions or expectations upon which the Forward-Looking Statements are based will occur. Forward-Looking Statements herein are made as at the date hereof, and unless otherwise required by law, neither Tasman nor Flinders intends, or assumes any obligation, to update these Forward-Looking Statements.